December 10, 2009

René Obermann
Chief Executive Officer and Chairman of the Management Board
Deutsche Telekom AG
Friedrich-Ebert-Allee 140, 53113 Bonn
Germany

> **Re:** **Deutsche Telekom AG**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 1-14540**
> **Response Letter Dated November 27, 2009**

Dear Mr. Obermann:

We refer you to our comment letter dated November 13, 2009 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
       Assistant Director
       Division of Corporation Finance